UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 13, 2024

Reneo Pharmaceuticals, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40315	47-2309515
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

18575 Jamboree Road, Suite 275-S
Irvine, California		92612
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 858 283-0280

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	RPHM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On August 13, 2024, Reneo Pharmaceuticals, Inc. (the "Company" or "Reneo") issued a press release reporting the Company’s financial results for the second quarter ended June 30, 2024 and providing a business update. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 2.02 of this Current Report on Form 8-K (including Exhibit 99.1) is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information shall not be deemed incorporated by reference into any other filing with the Securities and Exchange Commission made by the Company, whether made before or after today’s date, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific references in such filing.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibit furnished herewith contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the timing and completion of the proposed business combination involving Reneo and OnKure, Inc. (“OnKure”), the concurrent PIPE investment and any related proposed transactions (collectively, the “Proposed Transactions”). Any statements contained in this Current Report on Form 8-K (including Exhibit 99.1) that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements generally are accompanied by words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seem,” “seek,” “should,” “target,” “will,” “would,” and similar expressions that indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding the Proposed Transactions; the combined company’s cash, cash equivalents and short-term investments, following the Proposed Transactions; the development of the combined company’s current and future product candidates; and the future operations of Reneo.

These forward-looking statements are subject to a number of risks and uncertainties, including, among other things: the risk that the conditions to the closing of the Proposed Transactions are not satisfied, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Reneo, OnKure or the combined company or that the approval of the stockholders of Reneo or OnKure is not obtained on the timeline expected, if at all; uncertainties as to the timing of the closing of the Proposed Transactions and the ability of each of Reneo and OnKure to consummate the Proposed Transactions; risks related to the ability of Reneo and OnKure to correctly estimate and manage their respective operating expenses and expenses associated with the Proposed Transactions pending the closing of the Proposed Transactions; risks associated with the possible failure to realize certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results; the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transactions and any agreements entered into in connection therewith; the possible effect of the announcement, pendency or completion of the Proposed Transactions on Reneo’s or OnKure’s business relationships, operating results and business generally; the risk that as a result of adjustments to the exchange ratio, Reneo stockholders and OnKure stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Reneo’s common stock relative to the value suggested by the exchange ratio; unexpected costs, charges or expenses resulting from the Proposed Transactions; the potential for, and uncertainty associated with the outcome of, any legal proceedings that may be instituted against Reneo or OnKure or any of their respective directors or officers related to the Proposed Transactions; risks related to OnKure’s early stage of development; the uncertainties associated with OnKure’s product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; the significant net losses each of Reneo and OnKure has incurred since inception; the combined company’s ability to initiate and complete ongoing and planned preclinical studies and clinical trials and advance its product candidates through clinical development; the timing of the availability of data from the combined company’s clinical trials; the outcome of preclinical testing and clinical trials of the combined company’s product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements; the combined company’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of the combined company’s product candidates; the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all; the combined company’s ability to attract, hire, and retain skilled executive officers and employees; the combined company’s ability to protect its intellectual property and proprietary technologies; the combined company’s reliance on third parties, contract manufacturers, and contract research organizations; the possibility that Reneo, OnKure or the combined company may be adversely affected by other economic, business, or competitive factors; risks associated with changes in applicable laws or regulations; those factors discussed in Reneo’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 under the heading “Item 1A. Risk Factors” and in Reneo’s other filings with the SEC; and other risks.

Additional Information and Where to Find It

The information herein does not purport to be all-inclusive or contain all the information that may be required to make a full analysis of Reneo, OnKure, the combined company or the Proposed Transactions. Readers should each make their own evaluation of Reneo and OnKure and of the relevance and adequacy of the information disclosed herein and made available elsewhere by Reneo and OnKure, as described below, and should make such other investigations as they deem necessary.

This Current Report on Form 8-K (including Exhibit 99.1) may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, Reneo has filed a registration statement on Form S-4 (the “Form S-4”) that contains a proxy statement (the “Proxy Statement”) and prospectus. This Current Report is not a substitute for the Form S-4, the Proxy Statement or for any other document that Reneo may file with the SEC and/or send to Reneo’s stockholders in connection with the Proposed Transactions. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF RENEO AND ONKURE ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT RENEO, ONKURE, THE COMBINED COMPANY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

After the Form S-4 is declared effective, the definitive Proxy Statement included in the Form S-4 will be mailed to Reneo stockholders as of a record date to be established for voting on the matters to be considered at the Reneo special meeting of stockholders being held in connection with the Proposed Transactions. Investors and security holders may obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Reneo with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Reneo with the SEC are available free of charge on Reneo’s website at www.reneopharma.com/investors or by contacting Reneo’s Investor Relations at investors@reneopharma.com.

Participants in the Solicitation

Reneo, OnKure and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from Reneo’s stockholders with respect to the Proposed Transactions under the rules of the SEC. Information about the directors and executive officers of Reneo and their ownership of common stock of Reneo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 28, 2024, as amended on April 26, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. To the extent the security holdings of directors and executive officers of Reneo have changed since the amounts described in this filing, such changes are set forth on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which can be found at no charge at the SEC’s website at www.sec.gov. In addition, certain of Reneo’s executive officers are expected to provide consulting services to the combined company following the closing of the Proposed Transactions. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Form S-4 and the Proxy Statement. You may obtain free copies of this document as described above.

OnKure and its directors and executive officers, which consist of R. Michael Carruthers, Isaac Manke, Ph.D., Andrew Phillips, Ph.D., who are the non-employee members of the OnKure board of directors, Nicholas A. Saccomano, Ph.D., OnKure’s President and Chief Executive Officer and a member of the OnKure board of directors, and Jason Leverone, OnKure’s Chief Financial Officer, may be deemed to be participants in the solicitation of proxies from Reneo stockholders in connection with the Proposed Transactions. In the Proposed Transactions, certain outstanding, unvested equity awards held by Dr. Saccomano will become fully vested. Following the closing of the Proposed Transactions, Dr. Saccomano and Mr. Leverone will be named the President and Chief Executive Officer and Chief Financial Officer, respectively, of Reneo. Additional information about the OnKure directors and executive officers, including their direct and indirect interests in Reneo, by security holdings or otherwise, are included in the Form S-4 and the Proxy Statement. That document can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K (including Exhibit 99.1) is for informational purposes only and is neither an offer to sell, nor a solicitation of an offer to buy or subscribe for, any securities of Reneo or OnKure, nor is it a solicitation of any vote in any jurisdiction with respect to the Proposed Transactions or otherwise.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release Announcing Financial Results, Dated August 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Reneo Pharmaceuticals, Inc.

Date:	August 13, 2024	By:	/s/ Gregory J. Flesher
Gregory J. Flesher President and Chief Executive Officer (Principal Executive Officer)